Wyrick Robbins Yates & Ponton LLP

4101 Lake Boone Trail, Suite 300

Raleigh, North Carolina 27607

DONALD R. REYNOLDS

dreynolds@wyrick.com

June 10, 2010

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Attention: Staci Shannon, Staff Accountant

Re:	Pharmaceutical Product Development, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2009

Filed February 26, 2010

File No. 000-27570

Ladies and Gentlemen:

We write this letter on behalf of our client Pharmaceutical Product Development, Inc., also known as PPD, in response to the comments of the Staff of the Securities and Exchange Commission with respect to the above-captioned filing, as set forth in the Staff’s letter dated May 14, 2010. The comments are repeated below in italics for ease of reference.

U.S. Securities and Exchange Commission

June 10, 2010

General

1.	We have not yet reviewed the Part III information that is included in your Form 10-K. We may have further comments after reviewing that information and we will not be able to clear our review of your filing until we have the opportunity to resolve any resulting comments.

PPD has received and acknowledges your comments of May 26, 2010 regarding the Part III information in its Form 10-K. A response to those comments is forthcoming.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 1. Business

Intellectual Property, page 18

2.	Please revise your disclosure to include a more robust discussion of your material patents, including which product groups they relate to, the expiration dates for each, and the jurisdictions in which they were granted. See Item 101(c)(1)(iv) of Regulation S-K for guidance.

Since PPD sold its biomarker business in December 2009, and is spinning off its compound partnering business into a new, independent public company known as Furiex Pharmaceuticals, Inc., in June 2010, PPD will not have any remaining material patents, individually or in aggregate. Therefore, at this time PPD expects to include a shorter discussion of intellectual property in its future filings beginning with its Annual Report on Form 10-K for the year ending December 31, 2010, substantially as set forth below. Of course, if PPD acquires material patents in the future, it will include a more robust discussion of them, including which product or service groups they relate to, the expiration dates for each and the jurisdictions in which they were granted, per Item 101(c)(1)(iv) of Regulation S-K.

“In the course of conducting our business, we from time to time create inventions. Obtaining, maintaining and protecting our inventions, including seeking patent protection, might be important depending on the nature of the invention. To that end, we seek to implement patent and other intellectual property strategies to appropriately protect our intellectual property.

As of December 31, 2010, we owned or co-owned [10] issued U.S. patents, [two] pending U.S. patent applications and [three] pending foreign patent filings. We also have obtained licenses to patents from an academic institution. As of December 31, 2010, we had semi-exclusive license rights to [two] issued U.S. patents and [two] granted foreign

U.S. Securities and Exchange Commission

June 10, 2010

filings, as well as [one] pending foreign filing. None of the patents or applications we own or have a license to is individually material to our business.

Pursuant to the terms of the Uruguay Round Agreements Act, patents issued from applications filed on or after June 8, 1995, have a term of 20 years from the date of filing, no matter how long it takes for the patent to issue. Because patent applications in the pharmaceutical industry often take a long time to issue, this method of patent term calculation can result in a shorter period of patent protection afforded to us compared to the prior method of term calculation, which was 17 years from the date of issue. Our issued U.S. patents expire between [2010] and 2025. We seek full patent term adjustment following allowance of a patent. However, we might not be successful in obtaining a patent term adjustment from the US Patent Office for any issued patent.

While we file and prosecute patent applications to protect our inventions, our pending patent applications might not result in the issuance of patents or issued patents might not provide competitive advantages. Also, our patent protection might not prevent others from developing competitive products using related or other technology.

In addition to seeking the protection of patents and licenses, we rely on trade secrets, know-how and continuing technological innovation, which we seek to protect, in part, by confidentiality agreements with employees, consultants, suppliers and licensees. If these arrangements are not honored, we might not have adequate remedies for breach. Additionally, our trade secrets might otherwise become known or patented by our competitors.

The scope, enforceability and effective term of issued patents can be highly uncertain and often involve complex legal and factual questions. No consistent policy has emerged regarding the breadth of claims in pharmaceutical patents, so that even issued patents might later be modified or revoked by the relevant patent authorities or courts. Moreover, the issuance of a patent in one country does not assure the issuance of a patent with similar claim scope in another country, and claim interpretation and infringement laws vary among countries, so we are unable to predict the extent of patent protection in any country. The patents we obtain and the unpatented proprietary technology we hold might not afford us significant commercial protection.”

Notes to Consolidated Financial Statements

15. Business Segment Data, page F-45

3.	Please tell us why you concluded that your service areas (i.e., Phase II-IV services, laboratory services and Phase I clinic), as you disclose on page 43, were not separate reportable segments. In your response, address ASC 280-10-50-10.

U.S. Securities and Exchange Commission

June 10, 2010

Under ASC Topic 280, PPD has concluded that the Executive Chairman and Chief Executive Officer, collectively, represent the Chief Operating Decision Maker, or CODM, as that term is defined in ASC 280-10-50-5. PPD has two divisions: Development and Discovery Sciences. The Development division is focused on providing flexible and integrated global services to conduct or support the development of new drugs for the pharmaceutical and biotechnology industries. The Discovery division focuses on the in-licensing and development of compounds for the purpose of out-licensing them to pharmaceutical and biotechnology companies in exchange for future milestones and royalties. Each of the two divisions has a manager which reports directly to the CODM.

PPD considered the guidance in ASC paragraphs 280-10-50-1 through 50-10, and concluded that each division constitutes an operating segment. Specifically, each division engages in business activities from which it earns revenues and incurs expenses, the CODM reviews the financial results and projections of each of these two divisions to manage PPD, and each division has discrete financial information. Additionally, each of these two divisions meets the quantitative thresholds required for separate reporting.

The CODM assesses divisional performance and makes decisions about resource allocations among the divisions based on the operating results of these two divisions, but does not make resource allocation decisions below the division level (i.e., within the division). For example, in developing the annual revenue, authorization, capital expenditure and EPS targets of PPD, the CODM establishes targets for each of the Development and Discovery Sciences divisions. In turn, each of the two division managers is responsible for making resource allocation decisions among the service areas within his or her division.

All of the services described on page 43 of the Form 10-K are provided by our Development division. These services include Phase I, Laboratory and Phase II-IV services that are offered to the same set of pharmaceutical and biotech customers, are all related to the development of drugs in accordance with the regulations of the Food and Drug Administration (and/or its international counterparts), and are often part of an integrated service offering under a single client project. Because the CODM does not assess performance or allocate resources below the division level, PPD respectfully submits that these Development service areas do not represent separate operating or reportable segments.

Additionally, as disclosed in the Form 10-K, PPD intends to complete a spin-off of its compound partnering business, substantially all that remains of the Discovery Sciences segment, in June 2010. In connection with the completion of this spin-off, PPD is currently reorganizing the internal structure of its Development segment, with an anticipated completion date in the third quarter of 2010. As a result, PPD expects the composition of its operating segments to change in the Form 10-Q for the quarter ending September 30, 2010.

U.S. Securities and Exchange Commission

June 10, 2010

*        *        *         *        *        *        *        *

As requested, please be advised that PPD hereby acknowledges that:

•	PPD is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	PPD may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

PPD respectfully submits that the foregoing is appropriately responsive to the comments of the Staff. If the Staff has any further comments, please direct them to the undersigned.

Sincerely,

/s/ Donald R. Reynolds
Donald R. Reynolds

cc:	Daniel G. Darazsdi
B. Judd Hartman